[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 20, 2020

Daniel F. Duchovny

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AVX Corporation

Amended Schedule 13E-3 filed by AVX Corporation

Filed March 16, 2020

File No. 005-09319

Amended Schedule 14D-9

Filed March 16, 2020

File No. 005-09319

Dear Mr. Duchovny:

On behalf of AVX Corporation (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated March 18, 2020 with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1 filed on March 16, 2020 (the “Schedule 13E-3”) and the Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 filed on March 16, 2020 (the “Schedule 14D-9”).

The Company has filed today Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) and Amendment No. 2 to the Schedule 13E-3, together with this letter, via the EDGAR system.

For your convenience, the text of each of the Staff’s comments is set forth in bold below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the Schedule 13E-3 or the Schedule 14D-9.

Amended Schedule 14D-9

Opinion of The Special Committee’s Financial Advisor, page 26

1.

We reissue prior comment 6 as it related to the Selected Public Company and the Selected Precedent Transaction analyses. Please provide the underlying financial metrics for each comparable company and comparable transaction.

Daniel F. Duchovny

Office of Mergers and Acquisitions

March 20, 2020

Response: In response to the Staff’s comment, in Amendment No. 2 the Company has revised the relevant disclosure set forth in “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Summary of Centerview Financial Analysis—Selected Public Company Analysis” and “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Summary of Centerview Financial Analysis— Selected Precedent Transactions Analysis” of the Schedule 14D-9.

2.	We reissue prior comment 8. Please expand your summary of Centerview’s presentations in January 2020.

Response: In response to the Staff’s comment, in Amendment No. 2 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Other Presentations by Centerview” of the Schedule 14D-9.

If you have any questions concerning the Schedule 13E-3 or the Schedule 14D-9 or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David A. Katz at (212) 403-1309.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Evan Slavitt, Esq., Senior Vice President, General Counsel & Corporate Secretary,

AVX Corporation

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

Dennis O. Garris, Esq.

Rebecca Valentino, Esq.

Alston & Bird LLP